EXHIBIT 5


                                       September 20, 2005




ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO  63124-1186

Ladies and Gentlemen:

     I am Assistant Secretary and Associate General Counsel of ESCO Technologies Inc., a Missouri corporation (the "Company"), and in such capacity I am familiar with the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the "Post-Effective Amendment") relating to the Company's 2001 Stock Incentive Plan and 2004 Incentive Compensation Plan (the "Plans") to which this letter is filed as an exhibit. The Post-Effective Amendment registers 2,105,365 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), offered pursuant to stock options, stock appreciation rights, performance share awards, restricted stock awards and other stock-based awards, granted and which may be granted under the Plans, including the Preferred Stock Purchase Rights associated with such Common Stock (the Common Stock and its associated Preferred Stock Purchase Rights, the "Securities").

     I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I deemed necessary for the purpose of the opinion expressed herein.

     On the basis of the foregoing, I am of the opinion that the Securities, when sold or distributed in accordance with the provisions of the Plans, will be legally issued, fully paid and non-assessable.

     I consent to the filing of this letter as an exhibit to the Post-Effective Amendment.

                                                    Very truly yours,


                                                    /s/ Thomas B. Martin_____
                                                    Thomas B. Martin

TBM/bjo

Enclosures